Exhibit 3

News Release	Your Contact Phyllis Carter Phone +49 6151-72 7144
March 13, 2006
Merck KGaA Announces Takeover Offer for Schering AG
•	Transaction to create a world-class pharmaceuticals and chemicals company

•	Cash offer of EUR 77 per Schering share, representing total equity value of EUR 14.6 billion
Darmstadt, Germany, March 13, 2006 — Merck KGaA announced today its decision to make a public takeover offer to Schering AG shareholders with the goal to combine the two companies and create a world-class pharmaceuticals and chemicals company with combined pro-forma annual revenues of EUR 11.2 billion.
Merck will offer EUR 77 in cash for each Schering share or ADS (American Depositary Share), representing a total equity value of EUR 14.6 billion. This offer price represents a 35% premium to the three-month average unaffected share price and 24% more than the unaffected share price.
“This is an ideal combination for both companies,” said Michael Roemer, Chairman of the Executive Board of Merck KGaA. “It provides both companies with the unique opportunity to take a quantum leap and become more competitive and continue to thrive in the consolidating global pharmaceuticals industry. We want to build on the complementary strengths of both companies and we believe that by combining our businesses we can create a more competitive global platform for further sustainable and profitable growth, through stronger resources and focus on R&D, through a larger and more balanced portfolio in key therapeutic areas and through increased geographic reach.”

Merck KGaA
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“We have informed Schering’s CEO and the Chairman of its Supervisory Board of our intention and hope the Management Board and the Supervisory Board will recommend that the shareholders accept our offer. Irrespective of the Management Board’s recommendation, the decision to accept our offer lies with the shareholders. We are confident that they will consider this offer, which represents full and immediate value, as attractive,” Michael Roemer said.
E. Merck OHG intends to make EUR 1 billion investment
Jon Baumhauer, Chairman of the Merck Family Council, commented: “We strongly support this transaction. It is the right transaction at the right time as it builds on the achievements to date and improves the growth prospects of both companies. E. Merck OHG intends to make an equity contribution of EUR 1 billion.”
Increased scale and critical mass in ethical pharma business to compete more effectively
With combined ethical pharmaceutical sales of EUR 5.6 billion in 2005 and a combined R&D budget of EUR 1.3 billion, the combined company is expected to have greater resources to more effectively compete while remaining focused on specialist markets. The combined company’s enhanced product pipeline will comprise more than 30 projects in clinical development, 15 of which are in phase III or filed. The increased R&D budget and pipeline is expected to improve the combined organization’s probability of getting products approved and enable them to reach the market faster. The companies together would also have the sales reach to effectively launch these new products in the two biggest markets in the world, the United States and Japan. Also, the new ethicals business will be a more attractive development and commercialization partner to more effectively compete for attractive licensing opportunities.
Oncology will be the future growth-driver of the ethical pharma business
The combination will bring together two very complementary oncology businesses with significant near-term growth potential driven by Merck’s highly successful Erbitux® franchise. Future product launches from the combined company’s strong and

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innovative oncology pipeline would benefit from the enhanced global sales and marketing platform. Schering’s leading gynecology and andrology franchise, including Yasmin®, the leading oral contraceptive worldwide, is expected to provide the combined ethical pharma business with consistent revenue growth and new product launches. The two companies together will also have the opportunity to build a Central Nervous System franchise around Scherings’s flagship multiple sclerosis product, Betaferon®, and the potential launch of Merck’s promising Phase IIIl product for Parkinson’s disease patients, Sarizotan.
Strategy of focused diversification remains a competitive advantage
Merck’s successful business model of competing in both pharma and chemicals is strengthened by this combination. The Company’s continued emphasis on innovation in niche/specialized markets combined with the commitment to continually invest in high-growth opportunities, should position the combined businesses for sustainable growth. Fuelled by the success of the Liquid Crystals business and a focused set of more stable cash-generating businesses, the combined business is expected to be able to invest in a promising ethical pharmaceuticals pipeline that will provide future profits from Erbitux and other innovative pharmaceuticals products.
Significant value creation, EUR 500 million cost synergy potential
The combination is expected to be significantly value enhancing because it gives the opportunities for accelerated growth through an enhanced global platform in R&D and Marketing and Sales. In addition, based on initial estimates Merck expects a synergy potential of approximately EUR 500 million annually to be realized by 2009.
Merck expects the transaction to have a positive impact on adjusted earnings per share (before transaction related charges and one time restructuring costs). Based on 2005 results, the transaction is accretive to pro-forma adjusted EPS by more than 10% even without taking into account synergies.

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Strong financial profile
The tender offer will be initially funded through existing Merck KGaA cash and bridge financing facilities provided by Bear Stearns, Deutsche Bank and Goldman Sachs. The total cash consideration of EUR 14.6 billion will be refinanced through a combination of existing Merck funds, debt and equity. The equity will be raised after the completion of the tender offer through a capital increase of EUR 0.5 billion to EUR 4.0 billion (based on 51% to 100% take-up), as well as the EUR 1.0 billion equity contribution from the Merck Family. Merck KGaA is committed to retain its investment-grade rating and expects a rapid de-leveraging driven by strong operating cash flow. In addition, the Company will carefully consider a compensation of bond holders invested in Merck-Finanz AG’s 3.75% EUR 500 million bond in order to avoid deterioration in their actual investment position.
Offer Details
The offer will be subject to customary conditions, including the receipt of antitrust clearances, the absence of certain material adverse changes and a minimum acceptance threshold of 51% of Schering AG’s share capital at the end of the acceptance period. The full details of the conditions will be disclosed in the offer document, which is expected to be published in early April 2006
Merck is being advised on the transaction by Bear Stearns, Deutsche Bank and Goldman Sachs. The planned capital increase after the completion of the tender offer will be managed by Goldman Sachs and Deutsche Bank.
Important Information
This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.merck.de.

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This is not an offer of Merck KGaA’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.
Possible purchases outside of the tender offer
Merck KGaA has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or certain of its affiliates or financial institutions on its behalf) to make purchases of shares of Schering Aktiengesellschaft outside of the offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Merck KGaA, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering Aktiengesellschaft outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.
Note regarding forward-looking statements
The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering Aktiengesellschaft and of Merck KGaA resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Note to editors:
Merck cordially invites journalists to a press conference today, March 13, 2006, in Darmstadt. The press conference is scheduled for 12.00 pm at Merck’s headquarters, Frankfurter Str. 250, 64293 Darmstadt in the Atrium of Building B4. Registration is not required. The presentation, as well as the question-and-answer session, will be available live on our Internet website — www.merck.de. The press conference will be conducted in German with simultaneous translation into English.
Further information can be found at www.merck.de

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Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2005, a history that began in 1668, and a future shaped by 29,133 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73% interest and free shareholders own the remaining 27%. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917.